Exhibit 99.1

Alcon Fourth Quarter Diluted EPS Increased 12.8 Percent

2008 Highlights
•	Sales rose 12.4 percent to $6.29 billion
•	Organic sales growth was 8.3 percent
•	Achieved broad-based global market share gains
•	Operating income margin improved by 1.6 percentage points
•	Reported diluted EPS increased 29.3 percent to $6.79
•	Adjusted diluted EPS increased 12.8 percent to $6.00
•	Board will propose 50% dividend increase to 3.95 Swiss francs per share

Fourth Quarter Highlights
•	Sales rose 1.9 percent to $1.50 billion
•	Organic sales growth was 6.4 percent
•	Cost saving initiatives contributed to slower SG&A growth
•	Diluted EPS increased 12.8 percent to $1.41

HÜNENBERG, Switzerland – February 11, 2009 – Alcon, Inc. (NYSE:ACL) reported global sales of $1,497.5 million for the fourth quarter of 2008, an increase of 1.9 percent compared to the fourth quarter of 2007, or 7.1 percent excluding the impact of foreign exchange fluctuations. Acquisition revenue contributed growth of 0.7 percent, resulting in an organic growth rate of 6.4 percent. Net earnings for the fourth quarter of 2008 increased 12.5 percent to $423.6 million, or $1.41 per share on a diluted basis, compared to $376.5 million, or $1.25 per share on a diluted basis for the fourth quarter of 2007.

For the full year 2008, Alcon, Inc. reported global sales of $6,293.7 million, an increase of 12.4 percent over 2007 global sales of $5,599.6 million, or 9.5 percent excluding the impact of foreign exchange fluctuations. Acquisition revenue contributed growth of 1.2 percent, resulting in an organic growth rate of 8.3 percent. Net earnings for 2008 rose 29.0 percent to $2,046.5 million, or $6.79 per share on a diluted basis compared to $1,586.4 million or $5.25 per share on a diluted basis for the full year 2007. Results for 2008 included a $235.7 million reduction in taxes related to an agreement with the Internal Revenue Service regarding the company’s investment in and advances to the former Summit Autonomous, Inc. Excluding this tax benefit, net earnings for the full year 2008 would have been $1,810.8 million or $6.00 per diluted share. Results for 2007 included an after tax charge of $20.8 million related to the impairment of Alcon’s refractive assets.

Reconciliations of reported and adjusted results for the full year are included in the financial tables below.

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“I am pleased to report that Alcon again delivered solid financial results for the fourth quarter and full year of 2008, and did so in a challenging business environment, which accelerated in the fourth quarter. The long term strategic drivers of our business remain in place, supported by the favorable demographics of the eye care industry and our demonstrated ability to gain market share,” said Cary Rayment, Alcon’s chairman, president and chief executive officer. “In response to the environment we expect to face in 2009, we will prioritize spending on research and development and market development activities that drive future growth, while implementing actions to reduce our overall cost structure.”

“Furthermore, our solid performance in 2008 demonstrated that Alcon continues to make progress against its strategic imperatives even in the current challenging business environment,” said Rayment. “More importantly, I believe that as the economy recovers and currency rates stabilize, Alcon should strengthen sales growth and continue to deliver profitability well above the industry average.”

Fourth Quarter Sales Review
Highlights of sales for the fourth quarter of 2008 are provided below. Unless otherwise noted, all comparisons are versus the fourth quarter of 2007.

➢
International sales rose 1.2 percent to $832.3 million, or 10.4 percent excluding foreign exchange, with sales in emerging markets increasing 3.0 percent, or 16.4 percent excluding the impact of foreign exchange. Sales in the United States increased 2.8 percent to $665.2 million.

➢
Pharmaceutical sales of $578.1 million were flat in the quarter, but grew 4.8 percent on a constant currency basis. Outside the U.S., Alcon reported solid growth with pharmaceutical sales rising 10.9 percent in constant currency. U.S. pharmaceutical sales were negatively affected by a decline in prescription volumes for the U.S. ophthalmic market. Despite the slowdown in the U.S. market, the company saw its pharmaceutical market shares rise on a global basis, led by the TRAVATAN® family of products (including TRAVATAN®, TRAVATAN Z® and DuoTravTM ophthalmic solutions). Total TRAVATAN® family sales rose 11.3 percent in the quarter, while combined sales of TRAVATAN Z® and DuoTravTM ophthalmic solutions increased 57.7 percent. Economic and seasonal factors had a negative impact on global sales of allergy products, which fell 12.7 percent. Alcon’s flagship allergy products, Patanol® and Pataday™ ophthalmic solutions, increased their combined U.S. market share from 73.5 to 77.8 percent during the quarter.

➢
Surgical sales of $723.2 million rose 3.2 percent, or 8.5 percent on a constant currency basis. Unit growth of 6.5 percent for AcrySof® intraocular lenses continued to exceed the estimated global growth rate of cataract procedures. Increased market penetration of the company’s advanced technology monofocal and multifocal IOLs continued to contribute to growth in IOL sales. Combined sales of AcrySof® IQ and AcrySof® Natural lenses rose 12.2 percent in the quarter, while combined sales of the AcrySof® Toric and AcrySof® ReSTOR® Aspheric lenses increased 27.8 percent. Unit sales of cataract systems increased 4.1 percent in the quarter, which reflects the continued success of the Infiniti® vision system with the OZil® torsional hand piece and the launch of the Laureate® phacoemulsification system in multiple markets outside the

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United States. Refractive revenue increased 22.9 percent due to the acquisition of WaveLight AG, but combined WaveLight® and LADARVision® U.S. procedures declined 15.2 percent for the quarter. The U.S. procedure decline compares favorably to an estimated 38 percent decline in overall U.S. market procedures in the fourth quarter of 2008.

➢
Consumer eye care sales of $196.2 million increased 2.9 percent, or 8.7 percent on a constant currency basis. Sales of contact lens disinfectants grew 7.6 percent, as OPTI-FREE® RepleniSH® multipurpose disinfecting solution experienced strong sales growth in the United States and maintained its leading share position. Sales of artificial tears increased 2.3 percent despite the negative effects of currency fluctuations. Global sales of Systane® lubricant eye drops continue to do well, bolstered by the U.S. launch of Systane® ULTRA in July 2008.

Fourth Quarter Earnings Review
Highlights of earnings for the fourth quarter of 2008 are provided below. Unless otherwise noted, all comparisons are versus the fourth quarter of 2007.

➢
Gross profit margin of 79.2 percent reflected an increase of 4.5 percentage points, much of which was due to a temporary impact on cost of goods sold of the sharp devaluation of most foreign currencies against the U.S. dollar.

➢
Selling, general and administrative expenses increased 1.7 percent, which reflected cost control actions taken by management to reduce and prioritize spending in the face of the challenging economic environment. Alcon’s captive insurance company settled claims against the third parties for damages incurred prior to 2006 at one of Alcon’s sales and distribution facilities.

➢
Research and development expenses (excluding in-process R&D in 2007) decreased 1.6 percent to $157.4 million, or 10.5 percent of sales. The decline in R&D expenses was primarily due to several milestone payments made in 2007 and differences in timing of costs associated with regulatory filings and clinical studies between the two periods. The company also incurred $9.3 million of in-process R&D costs in the fourth quarter of 2007 associated with the WaveLight acquisition.

➢	Operating income increased 20.0 percent to $573.1 million, as a result of the higher gross profit margin, slower growth in SG&A and the 2007 in-process R&D charge.
➢
Net non-operating income/expense was a loss of $92.9 million, which included $83.3 million of losses on the company’s investment portfolio. Total investment losses include $32.1 million of impairment charges on investments classified as available for sale.

➢
The company’s effective tax rate declined to 11.8 percent from 21.5 percent primarily due to the impact of the tax benefit related to the establishment of a Swiss Shared Service Center and the retroactive passage of the U.S. R&D tax credit.

➢
Net earnings increased 12.5 percent to $423.6 million as a result of foreign exchange driven gross profit margin improvements, diligent management of SG&A costs, timing of R&D expenses and a lower effective tax rate. These factors were partially offset by the negative impact of foreign exchange on sales and losses on the company’s investment portfolio.

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New Product and R&D Pipeline Update
Summarized below are updates on new products and significant research and development activities.
➢
On February 5, 2009, the AcrySof® IQ Toric intraocular lens was approved by the U.S. Food and Drug Administration (FDA). The AcrySof® IQ Toric lens combines aspheric optics found in the AcrySof® IQ and the astigmatic correction of the existing AcrySof® Toric lens.

➢
The AcrySof® ReSTOR® +3.0 Add was approved by the FDA on December 23, 2008. This lens, which corrects for presbyopia in patients with cataracts, was launched outside the United States in September 2008 and will be launched in the United States in the first quarter of 2009.

➢
On December 2, 2008 the company announced that the European Medicines Evaluation Agency (EMEA) formally approved Azarga® ophthalmic suspension. The fixed combination eye drop is used as an adjunct treatment for elevated intraocular pressure (IOP) associated with open-angle glaucoma or ocular hypertension.

➢
The CONSTELLATION® vitrectomy system was launched at the American Academy of Ophthalmology in November of 2008. The new system enhances precision and efficiency for the surgeon and safety for the patient.

➢
Riverplate Biotechnology, Inc., a subsidiary of Lantibio, Inc. advised the company that it has filed a new drug application (NDA) with the FDA for its sodium hyaluronate dry eye treatment. Alcon has licensed the U.S. marketing rights to this product, although Riverplate Biothechnology, Inc. is responsible for the clinical development of the compound.

➢
Alcon submitted to the FDA and received approval of its Investigational New Drug Application to permit the commencement of human trials of the Aganocide® molecule, NVC-422. Alcon has licensed the rights to the Aganocide® compounds from NovaBay Pharmaceuticals, Inc. for the treatment of eye, ear and sinus infections and for use in contact lens solutions.

➢	On October 9, 2008, the Therapeutic Products Directorate, Health Canada approved TRAVATAN Z® ophthalmic solution. The company commenced the launch of this product in Canada in January 2009.
➢
The company has not yet gained FDA approval of its new formulation of a fixed combination of tobramycin and dexamethazone, TobraDex® ST, although the FDA continues to review the application. On January 2, 2009, a competitor launched a generic version of the company’s TobraDex® ophthalmic suspension, and Alcon launched its own generic.

Financial Guidance
In light of the current dynamics in the marketplace, the company expects 2009 organic sales growth (excluding currency and acquisitions) to be in the mid-single digits. The company also expects that organic sales growth in the first half of the year is likely to be at the low end of this range due to the current challenging economic and market environment. The company also projects diluted earnings per share on a U.S. GAAP basis to be between $6.00 and $6.20 and on an adjusted basis (excluding restructuring charges) to be between $6.05 and $6.25.

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Other Items
➢
On January 8, 2009, Alcon announced that Kevin Buehler will become president and chief executive officer of the company on April 1, 2009. Cary Rayment will retire as president and chief executive officer on March 31, 2009, but will continue to serve on the board as Alcon’s non-executive chairman of the board. Mr. Buehler will also be nominated for election to the board of directors at the Annual General Meeting on May 5, 2009 in Zug, Switzerland, and the board will be expanded to 11 members subject to shareholder approval.

➢
In its ongoing quest to maintain a world class organization, the company has initiated programs to align its operations with the evolving economic and market environment. These programs include a staffing reduction that will result in a pre-tax charge of approximately $21 million, the majority of which will be incurred in the first quarter of 2009. The staffing reduction is expected to deliver ongoing annualized savings of approximately $40 million beginning in the second quarter, with the full effect realized in the second half of 2009.

➢
On January 9, 2009, Alcon Pharmaceuticals Ltd. entered into an agreement with Novartis Pharma AG (an affiliate of Novartis) providing for the co-promotion under their license of the Lucentis® product in Japan. This agreement has a three-year term ending on December 31, 2011.

➢
Alcon’s board of directors voted to propose to shareholders a dividend of 3.95 Swiss francs per share, which at exchange rates in effect on February 10, 2009 was equal to about $3.42 per share. The proposal will be voted on at the company’s Annual General Meeting for shareholders on May 5, 2009.

➢
Alcon’s Board of Directors will propose to shareholders that Mr. Hermann Wirz be elected to fill an open board position for a two-year term of office, effective May 5, 2009. Mr. Wirz is chief accounting officer of Nestle, S.A.

Company Description
Alcon, Inc. is the world’s leading eye care company, with sales of $6.3 billion in 2008. Alcon, which has been dedicated to the ophthalmic industry for more than 60 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon’s majority shareholder is Nestlé, S.A., the world’s largest food company. All trademarks noted in this release are the property of Alcon, Inc. For more information about Alcon, visit www.alcon.com.

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ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Earnings (Unaudited)
(USD in millions, except share and per share data)
	Three months ended		Twelve months ended
	December 31,		December 31,
	2008	2007	2008	2007

Sales	$1,497.5	$1,469.7	$6,293.7	$5,599.6
Cost of goods sold	311.1	371.3	1,472.3	1,398.2

Gross profit	1,186.4	1,098.4	4,821.4	4,201.4

Selling, general and administrative	448.9	441.6	1,961.0	1,694.0
Research and development	157.4	160.0	618.7	564.3
In process research and development	-	9.3	-	9.3
Amortization of intangibles	7.0	10.1	28.6	50.7

Operating income	573.1	477.4	2,213.1	1,883.1

Other income (expense):
Gain (loss) from foreign currency, net	(14.4)	2.6	(21.7)	11.2
Interest income	10.1	23.5	76.1	69.3
Interest expense	(5.6)	(19.3)	(50.8)	(50.0)
Other, net	(83.0)	(4.8)	(134.3)	15.4

Earnings before income taxes	480.2	479.4	2,082.4	1,929.0

Income taxes	56.6	102.9	35.9	342.6

Net earnings	$423.6	$376.5	$2,046.5	$1,586.4

Basic earnings per common share	$1.42	$1.27	$6.86	$5.32

Diluted earnings per common share	$1.41	$1.25	$6.79	$5.25

Basic weighted average common shares	298,732,912	297,619,875	298,504,732	298,353,894
Diluted weighted average common shares	300,577,008	301,284,135	301,582,676	302,162,019

ALCON, INC. AND SUBSIDIARIES
Global Sales
(USD in millions)
	Three months ended			Foreign	%Change in
	December 31,			Currency	Constant
	2008	2007	%Change	%Change	Currency
GEOGRAPHIC SALES
United States:
Pharmaceutical	$293.9	$296.8	(1.0)%	-%	(1.0)%
Surgical	279.2	265.1	5.3	-	5.3
Consumer Eye Care	92.1	85.3	8.0	-	8.0

Total United States Sales	665.2	647.2	2.8	-	2.8

International:
Pharmaceutical	284.2	281.4	1.0	(9.9)	10.9
Surgical	444.0	435.7	1.9	(8.5)	10.4
Consumer Eye Care	104.1	105.4	(1.2)	(10.5)	9.3

Total International Sales	832.3	822.5	1.2	(9.2)	10.4

Total Global Sales	$1,497.5	$1,469.7	1.9	(5.2)	7.1

PRODUCT SALES
Infection/inflammation	$209.0	$212.3	(1.6)%
Glaucoma	249.4	236.5	5.5
Allergy	79.5	91.1	(12.7)
Otic/nasal	58.4	52.1	12.1
Other pharmaceuticals/rebates	(18.2)	(13.8)	N/M

Total Pharmaceutical	578.1	578.2	0.0	(4.8)%	4.8

Intraocular lenses	268.2	259.3	3.4
Cataract/vitreoretinal	428.7	420.1	2.0
Refractive	26.3	21.4	22.9

Total Surgical	723.2	700.8	3.2	(5.3)	8.5

Contact lens disinfectants	112.7	104.7	7.6
Artificial tears	62.5	61.1	2.3
Other	21.0	24.9	(15.7)

Total Consumer Eye Care	196.2	190.7	2.9	(5.8)	8.7

Total Global Sales	$1,497.5	$1,469.7	1.9	(5.2)	7.1

N/M - Not Meaningful
Note: Percent Change in Constant Currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the company’s operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices.  This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.  Certain reclassifications have been made to prior year amounts to conform with current year presentation.

ALCON, INC. AND SUBSIDIARIES
Global Sales
(USD in millions)
	Twelve months ended			Foreign	%Change in
	December 31,			Currency	Constant
	2008	2007	%Change	%Change	Currency
GEOGRAPHIC SALES
United States:
Pharmaceutical	$1,320.9	$1,279.5	3.2%	-%	3.2%
Surgical	1,084.1	1,011.8	7.1	-	7.1
Consumer Eye Care	401.4	381.2	5.3	-	5.3

Total United States Sales	2,806.4	2,672.5	5.0	-	5.0

International:
Pharmaceutical	1,240.3	1,034.3	19.9	5.5	14.4
Surgical	1,797.0	1,488.0	20.8	6.0	14.8
Consumer Eye Care	450.0	404.8	11.2	4.6	6.6

Total International Sales	3,487.3	2,927.1	19.1	5.6	13.5

Total Global Sales	$6,293.7	$5,599.6	12.4	2.9	9.5

PRODUCT SALES
Infection/inflammation	$882.5	$814.5	8.3%
Glaucoma	954.6	830.1	15.0
Allergy	463.3	446.8	3.7
Otic/nasal	307.9	262.0	17.5
Other pharmaceuticals/rebates	(47.1)	(39.6)	N/M

Total Pharmaceutical	2,561.2	2,313.8	10.7	2.5%	8.2%

Intraocular lenses	1,073.2	919.4	16.7
Cataract/vitreoretinal	1,691.6	1,528.8	10.6
Refractive	116.3	51.6	125.4

Total Surgical	2,881.1	2,499.8	15.3	3.6	11.7

Contact lens disinfectants	469.0	440.2	6.5
Artificial tears	271.2	233.2	16.3
Other	111.2	112.6	(1.2)

Total Consumer Eye Care	851.4	786.0	8.3	2.3	6.0

Total Global Sales	$6,293.7	$5,599.6	12.4	2.9	9.5

N/M - Not Meaningful
Note: Percent Change in Constant Currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the company’s operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices.  This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.  Certain reclassifications have been made to prior year amounts to conform with current year presentation.

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets (Unaudited)
(USD in millions)
	Dec 31,	Dec 31,
	2008	2007
Assets
Current assets:
Cash and cash equivalents	$2,449.4	$2,134.3
Short term investments	563.9	669.8
Trade receivables, net	1,168.0	1,089.2
Inventories	573.8	548.5
Deferred income tax assets	221.2	89.3
Other current assets	243.1	293.7

Total current assets	5,219.4	4,824.8

Long term investments	24.2	41.8
Property, plant and equipment, net	1,137.6	1,030.0
Intangible assets, net	91.3	89.6
Goodwill	645.1	626.0
Long term deferred income tax assets	341.3	322.1
Other assets	92.2	81.3

Total assets	$7,551.1	$7,015.6

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$198.5	$208.7
Short term borrowings	1,059.5	1,751.1
Current maturities of long term debt	1.1	1.3
Other current liabilities	931.2	901.1

Total current liabilities	2,190.3	2,862.2

Long term debt, net of current maturities	60.6	52.2
Long term deferred income tax liabilities	22.2	23.9
Other long term liabilities	586.9	702.6
Contingencies

Shareholders’ equity:
Common shares	42.2	43.1
Additional paid-in capital	1,448.8	1,299.8
Accumulated other comprehensive income	80.0	203.0
Retained earnings	3,699.3	3,392.2
Treasury shares, at cost	(579.2)	(1,563.4)

Total shareholders' equity	4,691.1	3,374.7

Total liabilities and shareholders' equity	$7,551.1	$7,015.6

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows (Unaudited)
(USD in millions)
	Twelve months ended Dec 31,
	2008	2007
Cash provided by (used in) operating activities:
Net earnings	$2,046.5	$1,586.4
Adjustments to reconcile net earnings to cash provided from operating activities:
Depreciation	167.8	159.7
Amortization of intangibles	28.6	50.7
In process research and development	--	9.3
Share-based payments	82.8	84.7
Tax benefit from share-based compensation	8.1	15.6
Deferred income taxes	(145.8)	(26.3)
Loss (gain) on sale of assets	12.1	(12.3)
Loss on impairment of available-for-sale securities	36.5	--
Unrealized depreciation (appreciation) on trading securities	85.4	--
Other	6.9	0.6
Changes in operating assets and liabilities, net of effects from business acquisition:
Trading securities	--	(405.1)
Trade receivables	(120.7)	(95.1)
Inventories	(78.7)	3.4
Other assets	24.9	(129.4)
Accounts payable and other current liabilities	53.2	110.4
Other long term liabilities	(176.0)	116.9

Net cash from operating activities	2,031.6	1,469.5

Cash provided by (used in) investing activities:
Proceeds from sale of assets	4.4	3.1
Purchases of property, plant and equipment	(302.7)	(227.2)
Acquisition of business, net of cash acquired	(22.7)	(111.5)
Purchases of intangible assets	(26.4)	(0.1)
Purchases of investments	(1,099.0)	(36.6)
Proceeds from sales and maturities of investments	1,081.3	145.2

Net cash from investing activities	(365.1)	(227.1)

Cash provided by (used in) financing activities:
Net proceeds from (repayment of) short term debt	(632.2)	729.4
Proceeds from issuance of long term debt	--	1.3
Repayment of long term debt	(2.4)	(6.1)
Dividends on common shares	(749.7)	(612.8)
Acquisition of treasury shares	(126.7)	(1,003.4)
Proceeds from exercise of stock options	125.2	189.8
Tax benefits from share-based payment arrangements	53.2	95.2

Net cash from financing activities	(1,332.6)	(606.6)

Effect of exchange rates on cash and cash equivalents	(18.8)	9.3

Net increase in cash and cash equivalents	315.1	645.1
Cash and cash equivalents, beginning of period	2,134.3	1,489.2

Cash and cash equivalents, end of period	$2,449.4	$2,134.3

ALCON, INC. AND SUBSIDIARIES
Reconciliation of Non-GAAP Financial Measures
	Net Earnings
	Millions	Diluted EPS
2007 reported	$1,586.4	$5.25
2007 refractive impairment	20.8	0.7
2007 adjusted	$1,607.2	$5.32

2008 reported	$2,046.5	$6.79
2008 tax adjustment*	(235.7)	(0.79)
2008 adjusted	$1,810.8	$6.00

2008 Reported Growth	29.0%	29.3%
2008 Adjusted Growth	12.7%	12.8%

2009 reported		$6.00-6.20
2009 restructuring adjustment		0.05
2009 adjusted		$6.05-6.25

* The 2008 tax adjustment of $235.7 million was reduced from $239.5 million as reported in the third quarter by $3.8 million for change in the estimate in the fourth quarter of 2008.

Note: Adjusted net earnings and diluted EPS measure the results of the company's operations without certain items that pertained only to the period presented. Management believes these measures are an important measure of the company’s operations because it provides investors with a clearer picture of the core operations of the company.  This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

	Sales Growth
	Three months ended December 31,	Twelve months ended December 31,
2008 reported sales growth	1.9%	12.4%
Foreign currency change	5.2	(2.9)
2008 constant currency sales growth	7.1%	9.5%
Sales from acquisitions	(0.7)	(1.2)
2008 organic sales growth	6.4%	8.3%

Note: Constant currency sales growth rates calculate sales growth without the impact of foreign exchange fluctuations. Organic sales growth rates calculate sales growth without the impact of foreign exchange and acquisition fluctuations. Management believes constant currency sales growth and organic sales growth are important measures of the company’s operations because they provide investors with a clearer picture of the core rates of sales growth attributable to changes in unit volumes and local currency prices and, with respect to organic sales growth, excluding the effect of acquisitions.  These measures are considered non-GAAP financial measures as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

Caution Concerning Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements principally relate to statements regarding the expectations of our management with respect to the future performance of various aspects of our business. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. Words such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "hope," "intend," "estimate," "project," "predict," "potential" and similar expressions are intended to identify forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties and are not intended to give any assurance as to future results. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following: the development of commercially viable products may take longer and cost more than expected; changes in reimbursement procedures by third-party payers may affect our sales and profits; a weakening economy could affect demand for our products; competition may lead to worse than expected financial condition and results of operations; currency exchange rate fluctuations may negatively affect our financial condition and results of operations; pending or future litigation may negatively impact our financial condition and results of operations; litigation settlements may adversely impact our financial condition; the occurrence of excessive property and casualty, general liability or business interruption losses, for which we are self-insured, may adversely impact our financial condition; product recalls or withdrawals may negatively impact our financial condition or results of operations; government regulation or legislation may negatively impact our financial condition or results of operations; changes in tax laws or regulations in the jurisdictions in which we and our subsidiaries are subject to taxation may adversely impact our financial performance; supply and manufacturing disruptions could negatively impact our financial condition or results of operations. You should read this press release with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For more information, contact:

Doug MacHatton
Vice President,
Investor Relations and
Strategic Corporate Communications
(817) 551-8974
doug.machatton@alconlabs.com

John Selzer
Director, Investor Relations
(817) 568-6166
john.selzer@alconlabs.com

Bob Peterson
Manager, Investor Relations
(817) 551-4687
robert.peterson@alconlabs.com